OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14485

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TAG Wealth Management LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20815 N Cave Creek Road
(No. and Street)

Phoenix	**AZ**	**85024**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jack Biltis	**602-585-8084**	jack@tagwealthmanagement.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Albert Garcia, CPA
(Name – if individual, state last, first, and middle name)

20909 Judah Lane	**Newhall**	**CA**	**91321**
(Address)	(City)	(State)	(Zip Code)

6235

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Biltis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TAG Wealth Management LLC _____, as of 12/31 _____, 2024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature: _____

Title:
President _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TAG WEALTH MANAGEMENT, LLC

Phoenix, Arizona

FINANCIAL STATEMENTS

WITH ACCOUNTANT'S REPORT

As of December 31, 2024

TAG WEALTH MANAGEMENT, LLC

Year Ended December 31, 2024

TABLE OF CONTENTS


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
Tag Wealth Management LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Tag Wealth Management LLC as of December 31, 2024, the related statements of income, changes in shareholders' equity, and cash flows for the 2024 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Tag Wealth Management LLC as of December 31, 2024 and the results of its operations and its cash flows for the 2024 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tag Wealth Management LLC. My responsibility is to express an opinion on Tag Wealth Management LLC financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tag Wealth Management LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted our audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consists of schedules I, II & III has been subjected to audit procedures performed in conjunction with the Tag Wealth Management LLC's financial statements. The supplemental information is the responsibility of Tag Wealth Management LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
February 25, 2025

I have served as the Company's auditor since 2023.

TAG WEALTH MANAGEMENT, LLC

Statement of Financial Condition
December 31, 2024

_____

ASSETS

Current assets:

Cash	$	26,087
Other assets		250
Total current assets		26,338
	$	26,338

MEMBER'S EQUITY

Current liabilities:

Accrued liabilities	$	1,000
Total current liabilities		1,000

Member's equity:

Capital		-1,803
Accumulated profit		27,141
Total member's equity		25,338
	$	26,338

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Income
For the Year Ended December 31, 2024

_____

Revenue:		
Consulting income	$	36,000
Expenses:		
Compliance		18,500
Regulatory fees and expenses		2,913
Overhead		15,737
Technology		265
		37,415
Net loss	$	-1,415

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

_____

	Capital	Accumulated Profit	Total
Balance, December 31, 2023	$ 1,000	26,752	27,752
Net loss		-1,415	-1,415
Balance, December 31, 2024	$ 1,000	25,338	26,338

Distribution

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC

Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:

Net loss	$	(1,415)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in other assets		7,250
Net cash provided by operating activities		5,835
Net increase(decrease) in cash		5,835
Cash, beginning of year		20,502
Cash, end of year	$	26,338

See accompanying notes.

TAG WEALTH MANAGEMENT, LLC
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2024

_____

Member's equity per balance sheet		
at December 31, 2023	$	25,338
Less not allowable assets:		
Cash in CRD account		250
Net capital for FINRA requirement		
purposes as of December 31, 2023		25,588
Net capital required		5,000
Net capital in excess of amount required	$	20,588

Note: There are no material differences between the above
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2023

TAG WEALTH MANAGEMENT LLC

Notes to Financial Statements
For the Years Ended December 31, 2024

(1) Summary of significant accounting policies:

Nature of Company's business:

Tag Wealth Management (the "Company") was registered in 2011 under the laws of the State of Arizona to operate as a broker-dealer.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions tat affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases", that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right of use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognizes interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about nature and terms of lease agreements. The company has reviewed the new standard and does not expect it to have a material impact to the statement of financial condition or its net capital.

Expense sharing

The company has an expense sharing agreement with an affiliated company, TAG Employer Services, LLC whereby certain expenses, primarily rent, payroll, and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases for payroll taxes and related compliance and owns no depreciable assets.

(2) Revenue recognition:

In May 2014, the FASB issued Accounting Standards Update 2014-09 "Revenue from Contracts with Customers" (Topic 606) that supersedes the current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures regarding the nature, amount, timing, and uncertainty of revenue that is recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of ASU 2014-09, as amended, did not result in a material change in the timing of revenue recognition or a material impact on financial position, results of operations, or cash flows from adopting this standard.

Consulting income is recognized in the period services are rendered.

(3) Related party:

Revenue comprises a consulting fee with a related party totaling $36,000 for the year ended December 31, 2024.

Amounts paid to the Company's owner for shared expenses follow:

Overhead $12,00

(4) Income Taxes:

All income and expense is passed through the Company for income tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes.

(5) Net Capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2024, the Company had a net capital of $26,338, which was $20,588 in excess of its required capital of $5,000.

(6) Subsequent events:

The entity did not have any subsequent events through February 25, 2025, which is the date of the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2024.

(7) Single Reportable Segment

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

ACC Securities, LLC s engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, private placements. The Company has identified its President, Shane Mahmood as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 0% percent of its total revenue from a single external customer in 2024.

The Following table present the segment revenue and significant expenses for the year ended December 31, 2024.

	2024
Revenue	$0
Less:	
Employment Compensation and Benefits	$0
Floor Brokerage, Exhange, and Clearnace fees	$0
Technology and Communiations	$156
Interest and Divisdends	$0
Occupancy and equipment	$2,184
Management fee and allocated comporated overhead	$0
Other Expense	$16,792
Providiosn for Income Taxas	$0
Net income	($19,132)

Other expense Include depreciation and amortization, regulatory expense, legal and audit expenses and certain related party expenses.

The Following table present the other required segment disclsoure for the year ended December 31, 2024.

	2024
Other Segment Disclosures	
Revenues from External Customers	$0
Principle Transactions	$0
Interest Revenue	$0
Dividend Revenue	$0
Other Income	$0

Total Revenues	$0
Interest Expense	$0
Depreciation and Amortization	$0
Noncash Financing activity-borrowing under secured demand note collateral agreements	$0
Segment assets	$0
Ependitures for segment assets.	$0

TAG WEALTH MANAGEMENT LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE
YEAR ENDED DECEMBER 31, 2024.

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer
transactions are processed in accordance with Rule 15c3-1(a)(2).

TAG WEALTH MANAGEMENT LLC

Schedule III

INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2024

An exemption from Rule 15c3-3 is claimed based upon section (k)(2)(ii).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Members
Tag Wealth Management, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Tag Wealth Management LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity); (b) mutual fund retailer (application basis); (c) broker selling variable life insurance or annuities; and (d) private placements of securities, and the Company did not have any customer accounts and PAB accounts and its business activities are, and will remain, limited to private placement of securities, selling variable life insurance or annuities, and offering mutual fund applications.

Tag Wealth Management LLC management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tag Wealth Management LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
February 25, 2025

I have served as the Company's auditor since 2023.

TAG WEALTH MANAGEMENT, LLC EXEMPTION REPORT

Tag Wealth Management, LLC (the "Company") is a registered broker-dealer subject to Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) best efforts underwriter (cannot act or be identified as acting in a Firm Commitment Underwriting in any capacity); (b) mutual fund retailer (application basis); (c) broker selling variable life insurance or annuities; and (d) private placements of securities, and the Company did not have any customer accounts and its business activities are, and will remain, limited to private placement of securities, selling variable life insurance or annuities, and offering mutual fund applications.

Tag Wealth Management, LLC

I, Jack Biltis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jack Biltis
President and Chief Executive Officer

January 20, 2025